Filed by New York Community Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: New York Community Bancorp, Inc.

Commission File No. 1-31565

On August 14, 2003, New York Community Bancorp, Inc., a Delaware corporation, issued the following letter to shareholders:

August 14, 2003

Fellow Shareholders:

It is a pleasure to provide you with this quarterly update on the Company’s performance and to share some exciting news.

With regard to our performance, we are pleased to report that our second quarter 2003 earnings rose 23.4% year-over-year to $71.8 million, equivalent to a 23.3% rise in diluted earnings per share to $0.53. In addition to providing a 2.36% return on average assets, our second quarter earnings generated a 21.45% return on average stockholders’ equity. Our key performance measures continue to exceed those of our peer group, and to validate our long-held status as the nation’s top performing thrift.

Based on the strength of the quarter’s results—and for the third consecutive quarter—the Board of Directors approved an increase in your quarterly cash dividend. On August 15, 2003, shareholders of record at August 5th will receive a $0.23 per share dividend payment, which is approximately 10% higher than the split-adjusted dividend paid in the trailing quarter and 53% higher than the split-adjusted dividend paid in the fourth quarter of 2002.

The other news we’d like to share involves our recent signing of a definitive merger agreement with our neighbor, Roslyn Bancorp, Inc. As announced on June 27, 2003, Roslyn is expected to merge with and into New York Community Bancorp, creating a $20 billion financial institution with deposits of $11.2 billion and 145 banking offices. In keeping with our commitment to enhancing shareholder value, the merger is expected to be immediately accretive to earnings, and to boost our market capitalization within reach of $6 billion.

Pending your approval, regulatory approval, and the approval of Roslyn’s investors, the merger is expected to take place in the fourth quarter of this year. Subject to the completion of a customary review by the Securities and Exchange Commission, a special meeting of shareholders has been preliminarily scheduled for October 29, 2003. A joint proxy statement/prospectus providing full details of the proposed merger will be sent prior to this meeting, and will be accompanied by a proxy card.

For more information about the merger in the interim, or about the Company’s performance, please visit our web site and click on “Investor Relations,” or contact our Investor Relations Department at 516-683-4420.

We look forward to keeping you apprised about the merger, and to keeping you informed about our performance, as well.

Sincerely yours,

Michael F. Manzulli	Joseph R. Ficalora
Chairman	President and Chief Executive Officer

New York Community Bancorp, Inc. and Roslyn Bancorp, Inc. have filed, and will be filing, a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS TO BE SENT TO THEM AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC’s web site (www.sec.gov). In addition, documents filed with the SEC by New York Community Bancorp, Inc. will be available without charge from the Investor Relations Department, New York Community Bancorp, Inc., 615 Merrick Avenue, Westbury, NY 11590. Documents filed with the SEC by Roslyn Bancorp, Inc. will be available free of charge from the Investor Relations Department, Roslyn Bancorp, Inc., One Jericho Plaza, Jericho, NY 11753.

The directors, executive officers, and certain other members of management of New York Community Bancorp, Inc. and Roslyn Bancorp, Inc. may be soliciting proxies in favor of the merger from the companies’ respective shareholders. For information about these directors, executive officers, and members of management, shareholders are asked to refer to the most recent proxy statements issued by the respective companies, which are available on their web sites and at the addresses provided in the preceding paragraph.

This letter contains several forward-looking statements. A discussion of various factors that could cause the Company’s actual results to differ materially from those expressed in such forward-looking statements is included in the Company’s filings with the SEC, including its Quarterly Report on Form 10-Q for the three months ended June 30, 2003.

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